

Mail Stop 3561

August 7, 2017

Adolfo Castro Rivas
Chief Financial Officer
Bosque de Alisos No. 47A — 4th Floor
Bosques de las Lomas
05120 México, D.F.

Re: Southeast Airport Group
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 28, 2017
Form 6-K
Filed on April 10, 2017
Form 6-K
Filed on May 30, 2017
File No. 001-15132

Dear Mr. Rivas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K filed on April 10, 2017

1.   We note that you entered, through your Cancún Airport subsidiary, into agreements to acquire a controlling interest in Airplan S. A. (Airplan) and Aeropuertos de Oriente S.A.S. (Oriente).   Following consummation of the acquisitions, you will own approximately 92.42% of the capital stock of Airplan and 97.26% of the capital stock of Oriente. Please tell us what consideration was given to providing pro-forma financial information for the acquisition transaction. Please refer to Article 11 of Regulation S-X.

<u>Form 6-K filed on May 30, 2017</u>

2.   We note that on May 30, 2017 you acquired an additional 10% interest in Aerostar, increasing your total interest to 60%, while PSP Investments acquired a 40% interest in Aerostar. Following the finalizing of the acquisition, you expect to consolidate Aerostar's results into your financial statements. Please tell us what consideration was given to providing pro-forma financial information for this acquisition transaction. Please refer to Article 11 of Regulation S-X. Additionally, please tell us the purchase price for the additional 10% interest acquired.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure